Exhibit 99.2

Enclosure 2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

THE ROYAL BANK OF SCOTLAND GROUP PLC

Placement of the Rights Issue Rump

9 June 2008

The Royal Bank of Scotland Group plc (“RBS”) announced earlier today that, as at 11:00am on 6 June, 2008, being the latest date for receipt of valid subscriptions, it had received valid acceptances in respect of 5,823,635,440 new RBS ordinary shares, representing approximately 95.11 per cent. of the total number of new RBS ordinary shares offered to shareholders pursuant to the 11 for 18 rights issue announced by RBS on 22 April 2008 (the “Rights Issue”).

RBS announces that the underwriters in respect of the Rights Issue have procured subscribers for the remaining 299,375,022 new RBS ordinary shares, for which valid acceptances were not received, at a price of 230 pence per share.

The net proceeds from the sale of these new RBS ordinary shares after deduction of the Rights Issue price of 200 pence per share and relevant costs (including any commissions and taxes), will, save for amounts less than £5.00, be paid without interest to shareholders who have not taken up their entitlements, pro rata to their lapsed provisional allotments. As a result of the sale of these shares, neither the underwriters nor the sub-underwriters will be required to subscribe for any new RBS ordinary shares.

Contacts

Andrew McLaughlin

Group Director, Communications

Mobile: +44 (0)7786 111689

Carolyn McAdam

Group Head of Media Relations

Mobile: +44 (0)7796 274968

Investors

Richard O’Connor

Head of Investor Relations

Tel: +44 (0)207 672 1758

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights (“Nil Paid Rights”), fully paid rights (“Fully Paid Rights”), the Euroclear subscription rights (the “Euroclear Subscription Rights”) or new shares (“New Shares”) issued in connection with the Rights Issue except on the basis of the information contained in the prospectus dated 30 April 2008 (the “Prospectus”).

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the Nil Paid Rights, the Fully Paid Rights, the Euroclear Subscription Rights or the New Shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for the securities mentioned herein (the “Securities”) in the United States. The Securities have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of The Royal Bank of Scotland Group plc’s website nor any website accessible by hyperlinks on The Royal Bank of Scotland Group plc’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the Prospectus and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights, Euroclear Subscription Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.